News Release

Trading Symbols: TSX: SEA NYSE: SA	FOR IMMEDIATE RELEASE August 5, 2020

Seabridge Gold Mobilizes for Snowstorm Drill Campaign

2020 Drilling to follow-up on confirmed host stratigraphy and new structures

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) said today it is finalizing plans for a follow-up drill program at its 100%-owned Snowstorm Project in Northern Nevada to begin later this month. Prior work has determined that the project, located 6 kilometers north of Twin Creeks and 15 kilometers northwest of Turquoise Ridge, has the permissive stratigraphic host rocks and structures found at these two successful gold mines. An initial four drill hole program, anticipated to be about 5,700 meters, will evaluate several newly defined structural features in the favorable Ordovician carbonate stratigraphy.

Rudi Fronk, Chairman and CEO of Seabridge Gold commented: "In 2017, we acquired Snowstorm because we thought it was an excellent opportunity for the discovery of a Getchell-style high grade gold deposit. These occurrences are challenging to find because the targets are hidden under younger volcanic cover. Last year we confirmed that Snowstorm has the right stratigraphy and a continuation of the Getchell structural setting. This year we will follow the permissive stratigraphy into areas where it is intersected by structures which we think may have transported gold-bearing solutions."

Seabridge encountered the host Ordovician carbonate stratigraphy as predicted during the 2019 drilling campaign. These carbonate rocks are intercalated with basaltic tuff and sills characteristic of Getchell-style deposits.  Additional magnetotelluric (MT) surveys by Seabridge extended the most promising setting east into a previously unexplored area. Results from the MT survey improved our understanding of the fault patterns and regional deformation style at Snowstorm.

The current program will test structural intersections between an interpreted shallow dipping fault plane and high-angle faults. Two holes are directed at the intersection of the shallow dipping fault and multiple northeast trending fault zones. A third hole will evaluate this structural intersection within thermally metamorphosed rocks adjacent to a Cretaceous intrusion. The last hole will test low resistivity anomalies on the hanging wall of the shallow dipping fault plane in the vicinity of northeast and northwest trending faults. These holes are designed to deliver definitive data on whether these structures provided pathways for gold-bearing fluids.

Exploration activities by Seabridge at the Snowstorm Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the scale of the 2020 drill program; and (ii) the presence of and location of structures intersecting the permissive stratigraphic host rocks and the potential that they may have transported gold-bearing solutions, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi P. Fronk"

Chairman & CEO

For further information, please contact:

Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release